Exhibit 99.1

Press Release

Chi-Med to Attend Upcoming Industry and Investor Virtual Conferences

Hong Kong, Shanghai, & Florham Park, NJ: Friday, October 30, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that Mr. Christian Hogg, Chief Executive Officer of Chi-Med, will present or participate in the following virtual conferences:

●	The 15th Citi China Investor Conference on Thursday, November 5, 2020; and

●	The “China Summit Survey Results: Where is the "Bridge to Innovation" Headed?” Panel as part of the BioCentury-BayHelix 7th China Healthcare Summit on Monday, November 9, 2020.

Members of the management team will attend the above conferences in one-on-one meetings, and will also attend the following virtual investor conferences at certain times:

●	The Bank of America 2020 China Conference held from November 2 to 13, 2020;

●	The Goldman Sachs Asia Pacific Healthcare Forum held from November 16 to 18, 2020;

●	The 11th Annual Jefferies Global Healthcare Conference held from November 17 to 19, 2020;

●	The Morgan Stanley Asia Pacific Summit held from November 18 to 20, 2020; and

●	The Piper Sandler 32nd Annual Healthcare Conference held from December 1 to 3, 2020.

Further information are available at www.chi-med.com in the Shareholder Information section under “Events, Circulars & Forms.”

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500